Omni Financial Services, Inc.

Six Concourse Parkway, Suite 2300

Atlanta, Georgia 30328

770.396.0000 telephone

770.350.1300 facsimile

www.onb.com

Via Edgar

September 11, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Omni Financial Services, Inc. Registration of Securities on Form 8-A File No. 000-52053

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Omni Financial Services, Inc. (the “Registrant”) hereby withdraws the above-referenced Registration of Securities, on Form 8-A, originally filed on June 14, 2006 (the “Registration Statement”). The Registration Statement is being withdrawn because the cover page thereto indicated that the Registration Statement was filed to register securities pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which was appropriate at the time of filing but has since been rendered incorrect due to Nasdaq’s conversion to an exchange in August 2006. The Registrant will immediately file a corrected Form 8-A, which registers its securities pursuant to Section 12(b) of the Exchange Act. No securities were sold in connection with the offering to which the Registration Statement is related.

Very truly yours,

/s/ Connie E. Perrine

Chief Financial Officer